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SEC FILE NUMBER
8-70964

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2024 (MM/DD/YY) AND ENDING 06/30/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Remsenburg Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

5 Godfrey Lane, Bx. 52
(No. and Street)

Remsenburg	NY	11960
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Vincent Landano	917-842-1056	vlandano@remsenburgcapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA, LLC
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Remsenburg Securities, LLC, as of 6/30, 2 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MONIKA CATARELLI
Notary Public - State of New York
NO. 01CA6430471
Qualified in Suffolk County
My Commission Expires Mar 14, 2026

Signature:

Title: President

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

REMSENBURG SECURITIES, LLC
(A wholly-owned subsidiary of Hong Kong Hanxin Holdings Limited)
(SEC I.D. No. 8-70964)

Report Pursuant to Rule 17a-5 of

The Securities and Exchange Commission

Financial Statements and Supplemental Schedules

As of and for the Year Ended June 30, 2025

(Including Report of Independent Registered Public Accounting Firm)

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

<u>Report of Independent Registered Public Accounting Firm</u>

To: The Member
Remsenburg Securities, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Remsenburg Securities, LLC as of June 30, 2025, and the related statements of operations, changes in member equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Remsenburg Securities, LLC as of June 30, 2025 and its results of operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Remsenburg Securities, LLC's management. My responsibility is to express an opinion on Remsenburg Securities, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and I am required to be independent with respect to Remsenburg Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) has been subjected to audit procedures performed in conjunction with the audit of Remsenburg Securities, LLC's financial statements.

The supplemental information is the responsibility of Remsenburg Securities, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17

C.F.R. §240.17a-5. In my opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (*exemption*) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ferrara CPA

I have served as Remsenburg Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
September 25, 2025

REMSENBURG SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
June 30, 2025

ASSETS

Current Assets		
Cash and cash equivalents	$	195,141
Clearing Deposit		50,000
Prepaid expenses		4,929
Total Current Assets		250,070
Other Assets - Security Deposit		105,381
Right of Use - Lease		313,757
Total Assets	$	669,208

LIABILITIES AND MEMBER EQUITY

Lease Liabilities	$	314,508
Commitments and Contingencies (Note 7)		
Member's Equity		354,700
Total Liabilities & Member Equity	$	669,208

See accompanying notes.


REMSENBURG SECURITIES, LLC

STATEMENT OF OPERATIONS

Year Ended June 30, 2025


REVENUES

Fees	$	25,000
Interest income		1,125
Total revenues	$	26,125

OPERATING EXPENSES

Regulatory fees	26,004
Professional fees	65,449
Clearing Fees	6,000
Occupancy	1,200
Technology & communication	1,197
Amortization Expense	6,676
General & administrative	5,743
Total expenses	112,269
Net loss	$ (86,144)

See accompanying notes.

REMSENBURG SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER EQUITY

Year Ended June 30, 2025

Balance at July 1, 2024	$	35,844
Net Loss		(86,144)
Capital Contributions		460,000
Capital Withdrawals		(55,000)
Balance at June 30, 2025	$	354,700

See accompanying notes.

REMSENBURG SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended June 30, 2025

CASH FLOWS FROM OPERATING ACTIVITIES

Net Loss	$	(86,144)
Adjustments to Reconcile Net loss to Net		
Cash Used in Operating Activities:		
Amortization Expense		6,676
Interest Expense		1,602
Rent Expense		(7,527)
(Increase) Decrease in Operating Assets:		
Prepaid expenses		(4,543)
Rent (Security Deposit)		(105,381)
Clearing Deposit		(50,000)
Net cash used in operating activities		(245,317)
Cash Flows From Financing Activities		
Capital contributions		460,000
Capital withdrawals		(55,000)
Net cash provided by fininancing activities		405,000
Net increase in cash		159,683
Cash at Beginning of Year		35,458
Cash at End of Year	$	195,141
Supplemental Cash Flows Disclosures		
Cash paid for income taxes	$	-
Cash paid for interest	$	-

See accompanying notes.

1   Organization and Nature of Business

Remsenburg Securities, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides private placements and M&A advisory services to various companies in the United States. The Company signed its continuing membership agreement with FINRA on February 14th 2025. The Company is a single-member limited liability company wholly-owned by Hong Kong Hanxin Holdings Limited**,** a Hong Kong-based LLC (Zhijian Bian, managing member). Bucolic Holdings, LLC a limited liability company, sold the BD to Hong Kong Hanxin Holdings Limited on 2/14/25.

The Company holds no customer funds or securities and has not participated in the underwriting of Securities.

The Company is a broker-dealer whose planned principal operations are to offer private placements of securities and other advisory services.

The Company's activities are subject to significant risks and uncertainties, including the risk and uncertainty that planned operations do not materialize.

Liquidity Matters

The Company has incurred operating losses since inception and has primarily relied on capital contributions from its sole member to fund its operations. Management expects that the existing cash of $195,140 as of June 30, 2025 and income from operating activities (if any) will be sufficient to fund the Company's current operating plan for at least the next 12 months from the date of issuance of these financial statements. The Company's sole member has also agreed to provide sufficient capital as needed.

2   Significant Accounting Policies

(a) Basis of Presentation

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") unless otherwise disclosed.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(c)   Statement of Cash Flows

For purposes of the statement of cash flows the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business. The company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements. There were no cash equivalents at June 30, 2025. Cash is held at a financial institution and is insured by the Federal Deposit Insurance Corporation.

(d) Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with ASC 606 Revenue from Contracts with Customers, which creates as a single framework for recognizing revenue from contracts with customers that is within its scope.

Pursuant to ASC 606, the Company recognizes revenue when it satisfies its performance obligation by transferring control over goods or services to a customer.

Revenue from contracts with customers includes referral fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue from investment banking services and referral fees is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, investment banking revenue may be recognized over time where the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected in contract liabilities (unearned revenue, if any).

(e) Income Taxes

The Company is treated as a sole proprietorship (disregarded entity) for federal income tax purposes. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. The amount of income or loss allocable to the member is subject to examination by federal and state taxing authorities. In the event of an examination, the tax liability of the member could be changed if an adjustment in the Company's income or loss is ultimately determined by the taxing authorities.

Certain transactions may be subject to accounting methods for federal and state income tax purposes which differ from the accounting methods used in preparing the financial statements. Accordingly, the net income or loss of the member and the resulting balances in the members' capital account reported for federal and state income tax purposes may differ from the balances reported for those

(e) Income Taxes (continued)

same items in these financial statements.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of the financial reporting period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at June 30, 2025. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all open tax years.

In addition, no income tax related penalties or interest have been recorded for the period ended June 30, 2025.

(f) Advertising and Marketing

Advertising and marketing costs (if any) are expensed as incurred.

(g) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(h) Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in Level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

(h) Fair Value Hierarchy (continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining the fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy.   In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

For further discussion of fair value, see "Note 6 Fair Value"

3   Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net Capital and requires that the ratio of aggregate indebtedness to net Capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 also requires that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2025, the Company had net capital of $245,141, which was $145,141 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was zero.

4   Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases.
The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized as the present value of its future lease payments. The discount rate used for the present value is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term. The Company had an ROU asset of $313,757.

4   *Leases (continued)*

On June 9, 2025 the company also engaged in a 4-year lease agreement for office space at 42 Broadway, suite 2050, New York, NY 10004.

- A security deposit of $105,380.66, was paid May, 30, 2025
- Provided that Tenant is not then in default under the terms of this Lease beyond any applicable notice and/or cure period, then the monthly installments of Base Rent (exclusive of the Base Charge increase thereto on account of electricity) applicable with respect to each of up to the following two (2) full months during the Term, as applicable, shall be abated: the first (1st) and second (2nd) full months of the Term.
- $83,979.00 per annum as and for the first (1st) Lease Year, payable in equal monthly installments of $6,998.25 and otherwise subject to and in accordance with the terms of this Lease;
- $86,498.37 per annum as and for the second (2nd) Lease Year, payable in equal monthly installments of $7,208.20 and otherwise subject to and in accordance with the terms of this Lease;
- $89,093.32 per annum as and for the third (3rd) Lease Year, payable in equal monthly installments of $7,424.44 and otherwise subject to and in accordance with the terms of this Lease; and
- $91,766.12 per annum as and for the fourth (4th) Lease Year, payable in equal monthly installments of $7,647.18 and otherwise subject to and in accordance with the terms of this lease.

Rent expense for the year ended June 30, 2025 was $1,200.00.

5   Concentrations and Economic Dependency

The Company maintains its cash at a financial institution in amounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through June 30, 2025. As of June 30, 2025 there were no cash balances held in any accounts that were not fully insured.

6   Fair Value

Cash, receivables (if any), accounts payable (if any) are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

7   Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its members if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of June 30, 2025 the Company was not in violation of this requirement.

The Company had no lease or equipment rental commitments (other than as disclosed in Note 4 above), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at June 30, 2025 or during the year then ended.

8   Related Party Transactions

Bucolic Holdings, LLC provided office space to the Company at $100 per month through June 30, 2025.

9   Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At June 30, 2025 the Company had implemented such policies and procedures.

10   Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

11   Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date through the date of September 24, 2025 which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred which require disclosure in or adjustment to the financial statements.

12   Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer consisting of referral income. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

13   Other Events

On November 17, 2023, the Parent entered into a Broker-Dealer Purchase Agreement (the "Agreement"), with an unrelated prospective buyer, whereby the Parent had agreed to sell all of its membership units pursuant to the terms of the Agreement. On February 14, 2025, FINRA approved the sale of Remsenburg Securities, LLC (formerly Remsenburg Capital, LLC) from Bucolic Holdings, LLC to Hong Kong Hanxin Holdings, Limited, the new sole and 100% owner of Remsenburg Securities, LLC.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of June 30, 2025


REMSENBURG SECURITIES, LLC
NET CAPITAL COMPUTATION IN ACCORDANCE WITH RULE 15c 3-1
June 30, 2025


Schedule I

NET CAPITAL

Assets	$	669,208
Less Liabilities		(314,508)
Total Ownership Equity		354,700
Allowable credit		0
Less Non Allowables		(110,310)
TNC Before Haircuts & Undue Concentration		244,390
Less Haircuts		0
Less Undue Concentration		0
NET CAPITAL		244,390
Minimum Required Net Capital		100,000
Excess Net Capital	$	144,390
AI/NC Ratio		0.00%
Non A.I. Liabilities		0.00

Reconciliation with Company's Computation (included in
Part II of Form X-17A-5 as of June 30, 2025)
AS AMENDED

Net Capital, as reported in Company's Part II unaudited Focus Report	$	244,390
Net Capital, per above		244,390
Difference	$	-

There are no material differences between the net capital reflected in the above computation
and the net capital reflected in the Company's FOCUS Report as of June 30, 2025.

Remsenburg Securities, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Act of 1934
June 30, 2025

SCHEDULE II

The Company does not hold customers' cash or securities and, therefore, has no obligations under SEC Rule 15c3-3 pursuant to Footnote 74 of SEC Release 34-70073 under the Securities Exchange Act of 1934.

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691

Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Member
Remsenburg Securities, LLC

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Statement, in which (1) Remsenburg Securities, LLC (the "Company") stated that the Company does not hold customers' cash or securities on behalf of customers and limits its business to referral income and, therefore has no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Footnote 74 of SEC Release 34-70073.   In addition, as a result of the Company's having no obligations under SEC Rule 15c3-3, it may file an Exemption Report and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the period ended June 30, 2025. The Company did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers, and did not carry PAB accounts as defined in Rule 15c3-3. Management is responsible for compliance with 17 C.F.R. § 240. 15c3-3 and its statements. My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with 17 C.F.R. § 240. 15c3-3. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Ferrara CPA

Ferrara CPA
Hamilton, New Jersey
September 25, 2025

Remsenburg Securities, LLC
Exemption Report
June 30, 2025

Remsenburg Securities, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.1 ?a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R § 24O.17a-(d)(I) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption from 17 C.F.R § 24O.15c3-3 under paragraph (k) in reliance upon Footnote 74 of SEC Release No. 34-70073, and as discussed in Question 8 of the related FAQ released by SEC staff.
During the reporting period:

1.   The Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).
2.   The Company has been approved to engage in the following activities:

    A.   Broker or dealer that offers or engages in on-line trading/electronic trading;
    B.   Broker or dealer retailing corporate equity securities over-the-counter;
    C.   Non-exchange member arranging for transactions in listed securities by exchange member;
    D.   Broker or dealer selling corporate debt securities;
    E.   Underwriter or selling group participant (corporate securities other than mutual funds) - firm commitment offering;
    F.   Mergers and acquisitions;
    G.   Private placements of securities; and
    H.   Referral business.

Management reviewed the provisions of Rule 15c3-3 and the related guidance in Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff.

The Company met the identified conditions for reliance on Footnote 74 of SEC release No. 34-70073 and as discussed in Question 8 of the related FAQ released by SEC staff throughout the year ended June 30, 2025, without exception.

I, Vincent Landano, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true and correct.

Vincent Landano
Chief Executive Officer
Remsenburg Securities, LLC

Vincent Landano
_____